                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                                  1st Amendment

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934

                           VAN AMERICAN CAPITAL, LTD.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

            NEVADA                                               91-1918742
            ------                                               ----------
(STATE OR OTHER JURISDICTION OF                              (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                               IDENTIFICATION NO.)

8434 KREINER WAY, SANTEE, CA                                       92071
---------------------------------------                            -----
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                         (ZIP CODE)

(619)449-6798
-------------
(ISSUER'S TELEPHONE NUMBER)

           SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:

TITLE OF EACH CLASS                            NAME OF EACH EXCHANGE ON WHICH
TO BE SO REGISTERED                            EACH CLASS IS TO BE REGISTERED

--------------------------------               ---------------------------------

--------------------------------               ---------------------------------




           SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT:

                          Common Stock - .001 Par Value
                          -----------------------------
                                (TITLE OF CLASS)

                                     PART 1

                                     ITEM 1

                           DESCRIPTION OF THE BUSINESS

General

Van American Capital, Ltd. is filing this Form 10-SB on a voluntary basis in order to make Van American Capital's financial information equally available to any interested parties or investors and meet certain listing requirements for publicly traded securities.

Business Development

Van American Capital, Ltd. was incorporated in Nevada on July 23, 1998 for the purpose of designing, producing and marketing a board game based upon biblical historical times and events.

There have been no bankruptcy, receivership or similar proceedings.

There have been no material reclassifications, mergers, consolidations, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Business of the Issuer

Beginning in 1998, Management utilized the public library and the Internet to research questions and answers to various ancient events as a basis for detailed questions to be used in its only product, a biblical historical board game. Management developed a substantial list of questions and answers which were incorporated into a 2" by 3" card layout. Management developed the board layout and design, and structured and tested the game playability using four local high school students at a time from May 1998 through June 1998, for a total of five tests consisting of four different students per test. The students utilized in this testing included management's children and their children's friends. Management did not utilize outside testing. Due to cost considerations, Management only utilized this informal testing procedure to determine that the game was playable. No independent expert testing procedures, no random sample participant pool, and no demographic information were utilized. Through informal discussions with other parents and students, Management was encouraged to market the game to the general public. Management did not utilize the services of a professional marketing consultant or independent testing service, thus there is considerable risk that Management's opinion is incorrect as it pertains to the playability of the product, and the Company's product may not be accepted by the public. If this should occur, the Company may not be able to continue as a going concern.

The Company intends to utilize available game board manufacturers to produce its biblical historical board game. The initial marketing efforts will require Management and commissioned sales representatives to market the board game to national retail chain stores. Management anticipates it will take a minimum of one year to obtain sufficient equity financing and complete commercial artwork for its board game, manufacture the board game, secure sales representative agreements and sales agreements with retailers, and ship its product to retailers. Management

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estimates that board game artwork will cost approximately $5,000 based upon discussions with local commercial artists. Product manufacturing costs are approximately $3.50 in Asia to approximately $4.50 in the United States per board game based upon non-binding discussions with board game manufacturers. Manufacturers will drop ship board games to retailers for approximately $.75 per game based upon non-binding discussions with board game manufacturers. Management estimates direct marketing costs to be approximately $.50 per board game. Management may use product representatives and pay them between 10% and 15% of sales to market its board game. The Company anticipates charging a wholesale price of $11.00 to $12.00, depending on actual direct manufacturing costs. The Company cannot predict if it will raise sufficient equity financing to commence board game production. The Company cannot predict when it will be able to generate significant revenues and profits from operations to continue in business or fund anticipated growth.

Management intends to market its game through retail outlets such as WalMart, K-Mart, and Target stores. Management has no market or distribution agreements with the above retail outlets or any other retail outlets. Once the Company is sufficiently funded, management will seek out distribution agreements with retail outlets. Management at this time estimates it will take one year to raise the capital necessary to begin marketing of its product, however, management has no firm commitments. Management at this time cannot accurately estimate what will constitute sufficient funding, however, it anticipates raising $300,000 - $500,000 over the next year.

Investors in the Company should be particularly aware of the inherent risks associated with the Company's plans and product. These risks include a lack of independent market testing of the Company's product, lack of a proven market for the Company's product, lack of an assured manufacturer of its product, lack of equity funding, the limited experience of management, and the size of the Company compared to the size of its competitors. Although Management intends to implement its business plan through the foreseeable future and will do its best to mitigate the risks associated with its business plan, there can be no assurance that such efforts will be successful. Currently, Management is concentrating on positioning itself to advance its business plan. Management has no liquidation plans should the Company be unable to receive funding. Should the Company be unable to implement its business plan, Management would investigate all options available to retain value for the shareholders. Among the options that would be considered are: the sale of the board game, acquisition of another product or technology, or a merger or acquisition (as a parent or target) of another business entity that has revenue and/or long-term growth potential. Investors should evaluate all of these risks before considering an investment in this Company.

The Company has no new product or service planned or announced to the public.

The size and financial strengths of the Company's competitors are substantially greater than those of the Company. However, management believes that the Company can effectively compete with those other companies because of the unique nature of its product and the product's appeal to a niche of customers who are interested in biblical historical times. The Company's uniqueness is centered around its focus on broader aspects of historical biblical events, unlike current smaller board games such as Amen and Bible Scramble. While a few board games like Way Of Peace are larger "trivia" style games, the Company also utilizes its own unique playability methods which require all players to actively participate in answering each question, no matter whose "turn" it is. These two unique features, Management believes, will allow the Company's board game to compete effectively in the market. Management is not aware of any significant barriers to the


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Company's entry into the retail market, however, the Company at this time cannot ascertain its exact market share of the biblical board game category or the broad retail board game category.

Board game raw materials and manufacturing are available through various suppliers such as Guangdong Kang Lai Light Industrial Products in China or Paragon Packaging in the United States. At this time the Company has no contracts with suppliers and will not initiate negotiations with potential suppliers until such time as the Company has sufficient funding. Management at this time cannot estimate when the Company will have the sufficient funding necessary to begin negotiations with its potential suppliers. Management at this time cannot accurately estimate what will constitute sufficient funding.

The Company intends to sell its products through a variety of retail outlets to the public and will not depend on any one or a few major customers.

When the Company has sufficient funding, management will seek legal counsel for copyright and trademark protection. Until this funding is available, the game is protected by common law copyright and common law trademark. Under common law, all copyright protection attaches at the moment of creation of an original work and affords the same protections as a registered copyrighted work with the exception that statuary fines are not available for common law copyrighted works. The Company may file for federal registration of its original works already covered by common law copyrights up to three months after publication of such works. The Company has not had a general publication of its original works and will file such copy registrations before a general publication of its works. Common law trademark rights are created by use of the Trademark and are effective to the general area in which the mark is used. Thus, if the Company only sold the game in California the common law trademark rights would exist only in California. The preferred method is to file a Federal registration which would provide trademark protection throughout the United States with one application. At this time the Company cannot afford an intellectual property attorney, but will hire such an attorney when the Company has sufficient funding. Management at this time cannot accurately estimate what will constitute sufficient funding.

The Company was formed by its two directors for the purpose of having a corporate entity in order to design, produce, and market the board game. The two directors were the creating force to design the board game and the company is the sole holder of the rights to the intellectual property as all development has been performed under the corporate entity.

The Company does not need any governmental approval of its principal product.

The Company's business is not subject to material regulation by federal, state, or local governmental agencies.

All research and development costs since inception have been immaterial in cost and will not be passed on to customers.

The Company currently has no employees.



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



Year 2000 Disclosure

The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of normal business activities.

Based upon the Company's current Year 2000 assessment program, the Company has determined that it will require only off-the-shelf software and hardware utilizing Microsoft and Intel products for all of its information technology systems. The Company's information technology systems consultant and published statements by Microsoft and Intel indicate that the Company's proposed off-the-shelf purchases of both software and hardware in the fourth quarter of 1999 are already Year 2000 compliant. The Company's only major other microchip controller is in its telephone system. That telephone system has been successfully tested for its Year 2000 compliance. The Company is not materially reliant on other microchip controller devices for its business activities. The total cost of this new software and hardware is not anticipated to be a material expense to the Company at this time.

As of the date of this registration filing the Company has not contacted its proposed business plan third party suppliers and major customers to inquire as to their Year 2000 compliance readiness. While the Company intends to complete a written compliance readiness survey of all of its third party relationships during the last quarter of 1999, it must be assumed that without written assurances of compliance from these third parties, they will not be Year 2000 compliant in time. So long as the Company does not have written assurances of Year 2000 compliance from these third parties, the Company may experience minor or material adverse effects on the Company's results of operations.

In the most reasonably likely worst case scenario involving Year 2000 readiness, the Company and its third party suppliers and customers would experience a temporary loss of computer information processing. Based upon the Company's information technology systems consultant's projections and Management's hands-on understanding of off-the-shelf software and hardware systems, there is a worst case possibility of supplier product interruptions and a reduction of customer purchases. In such a worst case scenario, Management's current contingency plans include working with its third parties to either manually prepare written transaction documents or resetting its computer information system dates to a prior year, such as 1972 instead of 2000 as 1972 has the same calendar dates as 2000. In such a worst case scenario, the Company may experience minor or material adverse cash flow effects. Based upon the extent of adverse cash flow, Management may decide to reduce operations to match the adverse cash flow or seek additional equity funding.

                                     ITEM 2

                     MANAGEMENTS DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION

Plan of Operation

The Company maintains a cash balance sufficient to sustain corporate operations until such time as Management can raise the funding necessary to advance its business plan. The losses through December 1998 were due to start-up fees and product development expenses. Sales of the Company's equity securities have allowed the Company to maintain a positive cash flow balance.

During the next twelve months, Management's business plan is for the Company to take the following steps to sell 50,000 board games: complete commercial artwork for its board game, manufacture the board game, secure sales representative agreements and sales agreements with retailers, and ship its product to retailers. Management estimates that total funds needed to accomplish these steps is approximately $300,000 - $500,000. For the next twelve months, the Company plans to raise capital through the sale of equities, via a private placement. The Company intends to use this capital to fund the Company's business plan as cash flow from sales is estimated to begin near the end of the next twelve months or in the first part of the succeeding year. The Company will face considerable risk in each of its business plan steps, such as cost overruns in each step, production delays in manufacturing, a lack of interest in the Company's product on the part of sales representatives and retailers, rejection of the Company's product by the buying public, and a shortfall of funding due to the Company's inability to raise capital in the equity securities market. If no funding is received during the next twelve months, the Company will be forced to rely on its existing cash in the bank and funds loaned by the directors and officers. In such a restricted cash flow scenario, the Company would be unable to complete its business plan steps, and would, instead, delay all cash intensive activities. Without necessary cash flow, the Company would be dormant during the next twelve months, or until such time as necessary funds could be raised in the equity securities market.

There are no current plans for additional product research and development. There are no current plans to purchase or sell any significant amount of fixed assets. There are no current plans to increase the number of employees.

Results of Operations

There were no revenues from sales for the period ended December 31, 1998. The Company sustained a net loss of $4,754 for the period ended December 31, 1998. Losses were primarily attributable to expenditures for the start-up of the corporation.

Liquidity and Capital Resources

As of December 31, 1998, the Company had $2,967 cash on hand and in the bank. The primary costs and operating expenses for the period ended December 31, 1998 were: accounting $3,100, and licenses and fees $1,304.

                                     ITEM 3

                             DESCRIPTION OF PROPERTY

The Company's principal executive office address is 8434 Kreiner Way, Santee, CA 92071. The principal executive office and telephone number are located within the home of Ms. Jeanette Huntley, President and Director of the Company, and provided at no cost. Management considers the Company's current principal office space arrangement adequate for current and short-term estimated growth.

                                     ITEM 4

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

The following table sets forth information on the ownership of the Company's voting securities by Officers, Directors and major shareholders as well as those who own beneficially more than five percent of the Company's common stock through the most current date - December 31, 1998:

Title Of       Name &                         Amount &                  Percent
Class          Address                        Nature of owner           Owned
-----          -------                        ---------------           -----

Common         Jeanette Huntley               11,000,000 (a)            48.43%
               8434 Kreiner Way
               Santee, CA 92071

Common         Kathleen Sturtevant            11,000,000 (b)            48.43%
               2226 Cardinal Drive
               San Diego, CA 92123

Total                                         22,000,000                96.86%

-------------
(a) Ms. Huntley purchased 1,000,000 shares of the Company's common stock on July 30, 1998 for $1000.00, and 10,000,000 shares of the Company's common stock were issued to her per a stock split on December 28, 1998.

(b) Ms. Sturtevant purchased 1,000,000 shares of the Company's common stock on July 30, 1998 for $1000.00, and 10,000,000 shares of the Company's common stock were issued to her per a stock split on December 28, 1998.

                                     ITEM 5

                    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
                               AND CONTROL PERSONS

The Directors and Officers of the Company, all of those whose terms will expire 7/30/99, or at such a time as their successors shall be elected and qualified are as follows:

Name & Address                 Age      Position           Date First Elected
--------------                 ---      --------           ------------------

Jeanette Huntley               45       President,         7/30/98
8434 Kreiner Way                        Sec/Treas,
Santee, CA 92071                        Director

Kathleen Sturtevant            30       Director           7/30/98
2226 Cardinal Drive
San Diego, CA 92123

Each of the foregoing persons may be deemed a "promoter" of the Company, as that term is defined in the rules and regulations promulgated under the securities and Exchange Act of 1933.

Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers are appointed to serve until the meeting of the Board of Directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

No Executive Officer or Director of the Corporation has been the subject of any Order, Judgement, or Decree of any Court of competent jurisdiction, of any regulatory agency enjoining him from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities nor has any such person been the subject of any Order of a State authority barring or suspending for more than sixty (60) days, the right of such a person to be engaged in such activities or to be associated with such activities.

No Executive Officer or Director of the Corporation has been convicted in any criminal proceeding (excluding misdemeanors) or is the subject of a criminal proceeding which is currently pending.

No Executive Officer or Director of the Corporation is the subject of any pending legal proceedings.

Resumes

Jeanette Huntley, President, Secretary, Treasurer & Director

1994 - Current     Wright & Geis, Inc. - Accounting manager and tax preparer in a public accounting firm. Accounting manager responsible for compilation and review preparation of corporation financial statements. Tax preparation for individual, partnership, and corporation federal and state taxes.




Kathleen Sturtevant, Director

1993 - Current     Equus Financial Services, Inc. - Senior statistical analyst in a commercial and residential loan company. Responsible for loan analysis modeling for institutional lenders.



                                     ITEM 6

                             EXECUTIVE COMPENSATION

The company's current officers receive no compensation.

                           SUMMARY COMPENSATION TABLE

Name &              Year     Salary    Bonus   Other        Restricted       Options        LTIP           All other
principle                     ($)       ($)    annual         stock            SARs        Payouts          compen-
position                                       compen-       awards ($)                      ($)           sation ($)
                                              sation ($)
--------------      -----    ------    -----  ----------    -----------      -------       -------         ---------
J Huntley           1998      -0-       -0-     -0-            -0-              -0-          -0-               -0-
President

K. Sturtevant       1998      -0-       -0-     -0-            -0-              -0-          -0-               -0-
Director

There are no current employment agreements between the Company and its executive officers.

The Directors and Principal Officers have worked with no remuneration until such time as the Company receives sufficient revenues necessary to provide proper salaries to all Officers and compensation for Directors' participation. The Officers and the Board of Directors have the responsibility to determine the timing of remuneration for key personnel based upon such factors as positive cash flow to include stock sales, product sales, estimated cash expenditures, accounts receivable, accounts payable, notes payable, and a cash balance of not less than $10,000 at each month end. When positive cash flow reaches $10,000 at each month end and appears sustainable the board of directors will readdress compensation for key personnel and enact a plan at that time which will benefit the Company as a whole. At this time, management cannot accurately estimate when sufficient revenues will occur to implement this compensation, or the exact amount of compensation.

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of the Corporation in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Corporation or any of its subsidiaries, if any.

                                     ITEM 7

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Ms. Huntley (Director, President, Secretary, Treasurer) purchased 1,000,000 shares of the Company's common stock on July 30, 1998 for $1000.00, and 10,000,000 shares of the Company's common stock were issued to her per a stock split(1) on December 28, 1998.

Ms. Sturtevant (Director) purchased 1,000,000 shares of the Company's common stock on July 30, 1998 for $1000.00, and 10,000,000 shares of the Company's common stock were issued to her per a stock split(1) on December 28, 1998.

                                     ITEM 8

                            DESCRIPTION OF SECURITIES

The Company's Certificate of Incorporation authorizes the issuance of 50,000,000 Shares of Common Stock, .001 par value per share. There is no preferred stock authorized. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock have cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding Common Stock is, and the shares offered by the Company pursuant to this offering will be, when issued and delivered, fully paid and non-assessable.

--------

(1) The Company was advised through discussions with brokers and investment bankers that the majority of investors would not invest in a company that did not have any assurance of liquidity. In order to create liquidity the Company was advised that it should become publicly traded. Thus, the Company forward split its stock to increase the number of shares held by members of the public in order to ensure an active and sufficient public float.

The Securities and Exchange Commission has adopted Rule 15g-9 which established the definition of a "penny stock", for the purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:
(i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

                                     PART II

                                     ITEM 1

       MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
                            OTHER SHAREHOLDER MATTERS

The Company, on September 23, 1998 filed for trading on the OTC Electronic Bulletin Board which is sponsored by the National Association of Securities Dealers (NASD). The Company's 15c2-11 filing was returned to the sponsoring broker pending SEC clearance in compliance with the OTC Bulletin Board Eligibility rule change of January 4, 1999. The OTC Electronic Bulletin Board is a network of security dealers who buy and sell stock. The dealers are connected by a computer network which provides information on current "bids" and "asks" as well as volume information. As of the date of this filing, the above application is pending.

As of the date of this filing, there is no public market for the Company's securities. As of December 31, 1998, the Company had 67 shareholders of record. The Company has paid no cash dividends. The Company has no outstanding options. The Company has no plans to register any of its securities under the Securities Act for sale by security holders. There is no public offering of equity and there is no proposed public offering of equity.

                                     ITEM 2

                                LEGAL PROCEEDINGS

None.

                                     ITEM 3

           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                        CONTROL AND FINANCIAL DISCLOSURE

None.

                                     ITEM 4

                     RECENT SALES OF UNREGISTERED SECURITIES

On July 30, 1998, at the Company's organization meeting, the shareholders authorized the sale and issuance of 1,000,000 shares of common stock to each of the officers and directors of the Company for a total of 2,000,000 Rule 144 shares.

From the period of approximately September 1, 1998 until December 28, 1998, the Company offered and sold 65,000 shares for $6,500. Each prospective investor was given a private placement memorandum designed to disclose all material aspects of an investment in the Company. This offering was not accompanied by general advertisement or general solicitation. The Company relied on Rule 504 of Regulation D as the basis of exemption from registration, as identified on Form D as filed with Commission on August 31, 1998. Blue Sky filings were made (where required) in each state that the shares were offered and sold.

On December 28, 1998, the Board of Directors authorized a forward stock split of 11 to 1 resulting in a total of 22,715,000 shares of common stock issued and outstanding.

                                     ITEM 5

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's By-Laws allow for the indemnification of Company Officers and Directors in regard to their carrying out the duties of their offices. The By-Laws also allow for reimbursement of certain legal defenses.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling the Company, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and unenforceable.

                                    PART F/S

The audited financial statements of the Company and related notes which are included in this offering have been examined by Barry L. Friedman, PC, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.


                                    PART III

                                    EXHIBITS

Exhibit A      Financial Statements
               Audited financial statements for the period ended December 31, 1998
Exhibit 2      Plan of acquisition, reorganization or liquidation       None
Exhibit 3.(i)  Articles of Incorporation                                None(2)
Exhibit 3.(ii) Bylaws                                                   None(2)
Exhibit 4      Instruments defining the rights of holders               None
Exhibit 7      Opinion re: liquidation preference                       None
Exhibit 9      Voting Trust Agreement                                   None
Exhibit 10     Material contracts                                       None
Exhibit 11     Statement re: computation of per share earnings          See Exhibit A
Exhibit 14     Material foreign patents                                 None
Exhibit 16     Letter on change of certifying accountant                None
Exhibit 21     Subsidiaries of the registrant                           None
Exhibit 23     Consent of Barry L. Freidman, P.C.                       Included
Exhibit 24     Power of Attorney                                        None
Exhibit 27     Financial Data Schedule                                  Included
Exhibit 28     Reports furnished to State insurance agencies            None

                                   SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     Van American Capital, Ltd.

Date APRIL 21, 1999                  By /s/ Jeanette Huntley
     ---------------------              --------------------------------------
                                        Jeanette Huntley, President & Director

Date APRIL 21, 1999                  By  /s/ KATHLEEN STURTEVANT
     ---------------------              --------------------------------------
                                         Kathleen Sturtevant, Director


(2) Articles and By-Laws were submitted with the original Form 10 filing.

                                                                       EXHIBIT A

                                  Van American Capital Ltd.
                                (A Development Stage Company)


                                     FINANCIAL STATEMENTS
                                      December 31, 1998

                         TABLE OF CONTENTS

                                                                       PAGE #
                                                                       ------
INDEPENDENT AUDITORS REPORT                                               1

ASSETS                                                                    2

LIABILITIES AND STOCKHOLDERS' EQUITY                                      3

STATEMENT OF OPERATIONS                                                   4

STATEMENT OF STOCKHOLDERS' EQUITY                                         5

STATEMENT OF CASH FLOWS                                                   6

NOTES TO FINANCIAL STATEMENTS                                          7-11


                             BARRY L. FRIEDMAN, P.C.
                           Certified Public Accountant

1582 TULITA DRIVE                                          OFFICE (702) 361-8414
LAS VEGAS, NEVADA 89123                                   FAX NO. (702) 896-0278
                          INDEPENDENT AUDITORS' REPORT

Board of Directors                                                April 19, 1999
Van American Capital Ltd.
San Diego, California

        I have audited the accompanying Balance Sheets of Van American Capital Ltd., (A Development Stage Company), as of December 31, 1998, and the related statements of operations, stockholders' equity and cash flows for the period July 23, 1998, (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

        I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

        In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van American Capital Ltd. (A Development Stage Company), as of December 31, 1998, and the results of its operations and cash flows for the period July 23, 1998, (inception) to December 31, 1998, in conformity with generally accepted accounting principles.

        The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #5 to the financial statements, the Company has suffered recurring losses from operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is described in Note #5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ BARRY L. FRIEDMAN
-----------------------------
Barry L. Friedman
Certified Public Accountant

                            Van American Capital Ltd.
                          (A Development Stage Company)


                                  BALANCE SHEET


                                     ASSETS


                                                                        December
                                                                        31, 1998
                                                                        --------
CURRENT ASSETS:
     CASH                                                                 $2,967
                                                                          ------

     TOTAL CURRENT ASSETS:                                                $2,967
                                                                          ------

OTHER ASSETS:
ORGANIZATION COST (NET)                                                   $  779
                                                                          ------

     TOTAL OTHER ASSETS:                                                  $  779
                                                                          ------



TOTAL ASSETS                                                              $3,746
                                                                          ------


          See accompanying notes to financial statements & audit report

                            Van American Capital Ltd.
                          (A Development Stage Company)

                                  BALANCE SHEET

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                      December
                                                                      31, 1998
                                                                      ---------

CURRENT LIABILITIES:                                                   $     0
                                                                       -------

    TOTAL CURRENT LIABILITIES:                                         $     0
                                                                       -------

STOCKHOLDERS' EQUITY: (Note #4)

    Common stock
    PAR VALUE, $.001
    Authorized 50,000,000 shares
    Issued and outstanding at

    December 31, 1998 -
    22,715,000 shares:                                                 $22,715

    Additional Paid-In Capital                                         -14,215

    Deficit accumulated during
    Development stage:                                                  -4,754
                                                                       -------

TOTAL STOCKHOLDERS' EQUITY:                                            $ 3,746
                                                                       -------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY:                                                  $ 3,746
                                                                       -------

          See accompanying notes to financial statements & audit report

                            Van American Capital Ltd.
                          (A Development Stage Company)


                             STATEMENT OF OPERATIONS


                                  Jul. 23, 1998
                                   (Inception)
                                   to Dec. 31,
                                      1998
                                 -------------

INCOME:
Revenue                           $        0
                                  ----------


EXPENSES:

Accounting                        $   3,100
Amortization                             71
Bank Charges                             64
Filing Fees                             373
Legal                                   300
office Expense                           50
Transfer Fees                           796
                                  ----------


        TOTAL EXPENSES:           $    4,754
                                  ----------

NET PROFIT/LOSS(-):               $   -4,754
                                  ----------


Net Profit/Loss(-)
per weighted share
(Note 1):                         $      NIL
                                  ----------


Weighted average
Number of common
shares outstanding:               22,715,00O
                                  ----------


          See accompanying notes to financial statements & audit report

                            Van American Capital Ltd.
                          (A Development Stage Company)

                   STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                  Additional           Accumu-
                               Common              Stock            paid-in            lated
                               Shares             Amount            Capital            Deficit
                             ----------         ----------         ----------         ----------

July 23, 1998
Issued for cash               2,000,000         $    2,000         $        0         $        0

September 11, 1998
Issued for cash                  36,000                 36              3,564

December 24, 1998
Issued for cash                  29,000                 29              2,871

December 28, 1998
Forward stock split
11:1                         20,650,000            +20,650            -20,650

Net loss, July 23,
1998 (inception) to
December 31, 1998                                                                         -4,754
                             ----------         ----------         ----------         ----------


Balance,
December 31, 1998:           22,715,000         $   22,715          $ -14,215           $ -4,754
                             ==========         ==========         ==========         ==========

         See accompanying notes to financial statements & audit report

                            Van American Capital Ltd
                          (A Development Stage Company)


                             STATEMENT OF CASH FLOWS

                                 Jul. 23, 1998
                                  (inception)
                                  to Dec. 31,
                                     1998
                                     ----

Cash Flows from
Operating Activities:

     Net Loss                     $ -4,754
     Amortization                      +71

     Adjustment to
     Reconcile net loss
     To net cash provided
     by operating                        0
     Activities:

Changes in assets and
Liabilities:                             0
                                    ------

Net cash used in
Operating Activities              $ -4,683

Cash Flows from
Investing Activities:
Organization costs                    -850

Cash Flows from
Financing Activities:
Issuance of Common
Stock for Cash                     + 8,500
                                    ------

Net Increase (decrease)           $ $2,967

Cash,
Beginning of period:                     0
                                    ------

Cash, End of Period:                $2,967
                                    ------


          See accompanying notes to financial statements & audit report

                                  Van American Capital Ltd.
                                (A Development Stage Company)

                                 NOTES TO FINANCIAL STATEMENTS
                                      December 31, 1998

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized July 23, 1998, under the laws of the State of Nevada as Van American Capital Ltd., Inc. The Company currently has no operations and in accordance with SFAS #7, is considered a development company.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Accounting Method

                The Company records income and expenses on the accrual method.

        Estimates

                The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         Cash and equivalents

                The Company maintains a cash balance in a non-interest-bearing bank that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of December 31, 1998.

                            Van American Capital Ltd.
                          (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                December 31, 1998

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        Income Taxes

                Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary difference between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

      Organization Costs

                Costs, incurred to organize the Company are being amortized on a straight-line basis over a sixty-month period.

      Loss Per Share

                Net loss per share is provided in accordance with Statement of Financial Accounting. Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilative common stock equivalents had been converted to common stock. As of December 31, 1998, the Company had no dilative common stock equivalents such as stock options.

        Year End

                The Company has selected June 30th as its year-end.

                            Van American Capital Ltd.
                          (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                December 31, 1998

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        Year 2000 Disclosure

                Computer programs that have time sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of normal business activities.

                Based on a recent and ongoing assessment, the Company has determined that any purchased software will be off-the-shelf software and will be certified Year 2000 compatible for all of its computing requirements. The Company presently believes that, with modifications to existing off-the-shelf software or conversions to new software, the Year 2000 issue will not pose significant operational problems and will not materially affect future financial results.

                The Company currently anticipates purchasing new off-the-shelf Year 2000 compatible software in the near future, which is prior to any anticipated impact on its operating systems. The total cost of this new software is not anticipated to be a material expense to the Company at this time. However, there can be no guarantee that these new off-the-shelf software products will be adequately modified which could have a material adverse effect on the Company's results of operations.

                            Van American Capital Ltd.
                          (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                               December 31, 1998

NOTE 3 - INCOME TAXES

        There is no provision for any future income taxes for the period after January 1, 1999, due to the net loss and no state income tax in Nevada, the state of the Company's domicile and operations. The Company's total deferred tax asset as of December 31, 1998 is as follows:

        Net operation loss carry forward         $4,754
        Valuation allowance                      $4,754
        Net deferred tax asset                   $    0

        The federal net operating loss carry forward will expire between now and 2018.

        This carry forward may be limited upon the consummation of a business combination under IRC Section 381.

NOTE 4 - STOCKHOLDERS' EQUITY

        Common Stock

        The authorized common stock of the corporation consists of 50,000,000 shares with, a par va1ue $.001 per share.

        Preferred Stock

        Van American Capital Ltd. has no preferred stock.

        On July 23, 1998 the company issued 2,000,000 shares for consideration of $2,000 to its directors.

        On September 11, 1998, the Company issued 36,000 shares of its $.001 par value common stock for cash of $3,600.00.

        On December 24, 1998, the company issued 29,000 shares of its $.001 par value common stock for cash, of $2,900.00.

        on December 28, 1998, the company forward stock split 11:l thus increasing the number of outstanding shares from 2,065,000 shares to 22,715,000 common shares.

                            VAN AMERICAN CAPITAL LTD.
                          (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS (Continued)
                                December 31, 1998

NOTE 5 - GOING CONCERN

        The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing, operating company. Until that time, the stockholders/officers and or directors have committed to advancing the operating costs of the Company interest free.


NOTE 6 - RELATED PARTY TRANSACTIONS

        The Company neither owns nor leases any real or personal property. An officer of the corporation provides office services without charge.
        Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.



NOTE 7 - WARRANTS AND OPTIONS

        There are no warrants or options outstanding to acquire any additional share of common stock.